Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

October 29, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	FinServ Acquisition Corp. Registration Statement on Form S-1 (File No. 333-234182)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of FinServ Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on October 31, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 109 copies of the Preliminary Prospectus, dated October 25, 2019, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Barclays Capital Inc., As Representative of the Several Underwriters

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Managing Director

Cantor Fitzgerald & Co., As Representative of the Several Underwriters

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Managing Director

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